Exhibit 99.1

News release

Cenovus announces second-quarter 2025 results

Calgary, Alberta (July 31, 2025) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) today announced its second-quarter 2025 financial and operating results. The company generated approximately $2.4 billion in cash from operating activities, $1.5 billion of adjusted funds flow and $355 million of free funds flow. Total upstream production was 765,900 barrels of oil equivalent per day (BOE/d)1, reflecting planned turnarounds at the Foster Creek and Sunrise oil sands assets, maintenance at offshore facilities and short-term production impacts from wildfire activity at Christina Lake. Downstream crude throughput was 665,800 barrels per day (bbls/d), representing an overall utilization rate of 92% and including the successful completion of a turnaround at the Toledo Refinery 11 days ahead of schedule.

Highlights

•Achieved first oil at Narrows Lake in July, with production expected to ramp up to peak incremental rates of 20,000 bbls/d - 30,000 bbls/d by the end of the year.
•Delivered major milestones on the West White Rose project, with the concrete gravity structure (CGS) installed on the seabed in June and the topsides placed atop the CGS in mid-July. Hookup and commissioning work has commenced, with drilling expected to begin by year end.
•Advanced the Foster Creek optimization project, with four new boilers brought online in July, which will add approximately 80,000 bbls/d of steam capacity to the facility.
•Completed major turnarounds at Toledo, Sunrise and Foster Creek in the quarter, with exceptional execution, resulting in production at all assets resuming ahead of schedule.
•Returned $819 million to shareholders, including $301 million through common share purchases, $368 million through common and preferred share dividends and $150 million through the redemption of Cenovus’s Series 7 preferred shares on June 30, 2025.

“Operating performance this quarter was exceptional, with turnaround execution exceeding our targets, major project milestones achieved on time and on budget, and our staff safely and efficiently restoring Christina Lake production following disruption from a wildfire,” said Jon McKenzie, Cenovus President & Chief Executive Officer. “Through the hard work and determination of our people, we have arrived at an inflection point, nearing completion of numerous growth projects and successfully concluding significant maintenance events. As investment in these initiatives is completed, we expect to generate increasing free funds flow.”

Financial summary

($ millions, except per share amounts)	2025 Q2	2025 Q1	2024 Q2
Cash from (used in) operating activities	2,374	1,315	2,807
Adjusted funds flow[2]	1,519	2,212	2,361
Per share (diluted)[2]	0.84	1.21	1.26
Capital investment	1,164	1,229	1,155
Free funds flow[2]	355	983	1,206
Excess free funds flow[2]	(306)	373	735
Net earnings (loss)	851	859	1,000
Per share (diluted)	0.45	0.47	0.53
Long-term debt, including current portion	7,241	7,524	7,275
Net debt	4,934	5,079	4,258

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Production and throughput

(before royalties, net to Cenovus)	2025 Q2	2025 Q1	2024 Q2
Oil and NGLs (bbls/d)[1]	624,000	670,900	656,300
Conventional natural gas (MMcf/d)	851.4	887.9	867.2
Total upstream production (BOE/d)[1]	765,900	818,900	800,800
Total downstream crude throughput (bbls/d)	665,800	665,400	622,700
1 See Advisory for production by product type and by operating segment.
2 Non-GAAP financial measure or contains a non-GAAP financial measure. See Advisory.

Second-quarter results

Operating1

Cenovus’s total revenues were $12.3 billion in the second quarter, down from $13.3 billion in the first quarter of 2025. Upstream revenues were $6.8 billion, a decrease from $8.3 billion in the previous quarter, while Downstream revenues were $7.7 billion, in line with the previous quarter.

Total operating margin3 was $2.1 billion, compared with $2.8 billion in the previous quarter. Upstream operating margin4 was $2.1 billion, down from $3.0 billion in the first quarter due to lower benchmark oil prices, as well as lower production and sales volumes. The company had a Downstream operating margin4 shortfall of $71 million compared with a shortfall of $237 million in the previous quarter, benefiting from rising U.S. market crack spreads and a higher Canadian upgrading differential, as well as lower run-rate operating costs, excluding turnarounds, in both businesses. Operating margin in the U.S. Refining segment was a shortfall of $178 million, which included a $62 million inventory holding loss and $238 million of turnaround expenses.

Total Upstream production was 765,900 BOE/d in the second quarter, a decrease from 818,900 BOE/d in the first quarter. Christina Lake production was 217,900 bbls/d compared with 237,800 bbls/d in the prior quarter, as a wildfire near the facility temporarily impacted production in the second quarter. The field was shut in on May 29 and operations were restarted safely on June 3, with a return to full production about one week later. Foster Creek production was 186,100 bbls/d compared with 202,700 bbls/d in the first quarter, reflecting planned maintenance during the quarter that was successfully completed with production returning earlier than forecasted. Sunrise production was 50,300 bbls/d compared with 52,100 bbls/d in the first quarter due to planned maintenance at the facility.

Production from the Lloydminster thermal assets was 97,800 bbls/d, a decrease from 109,900 bbls/d in the prior quarter due to an unplanned outage at the Rush Lake facilities in west-central Saskatchewan. The company responded in early May to a steam release from a casing failure in an injection well and as a result, the Rush Lake facilities have been temporarily shut-in. The well has been brought under control, and the company is undertaking an investigation and developing a plan to safely restart production. Lloydminster conventional heavy oil output of 25,000 bbls/d increased from 21,800 bbls/d in the first quarter. Production in the Conventional segment was 119,800 BOE/d, down from 123,900 BOE/d in the previous quarter due in part to third-party outages.

In the Offshore segment, production was 66,300 BOE/d compared with 68,800 BOE/d in the first quarter. In Asia Pacific, production volumes were 53,800 BOE/d, lower than the 57,200 BOE/d in the previous quarter, primarily due to planned maintenance at the Liwan Gas Project. In the Atlantic region, production was 12,500 bbls/d, an increase from 11,600 bbls/d in the prior quarter, due to a full quarter of production from the White Rose field, offset in part by maintenance at the partner-operated Terra Nova field in June.

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Total Downstream crude throughput in the second quarter was 665,800 bbls/d, up from 665,400 bbls/d in the first quarter. Crude throughput in Canadian Refining was 112,400 bbls/d, representing a utilization rate of 104%, compared with 111,900 bbls/d in the previous quarter.

In U.S. Refining, crude throughput was 553,400 bbls/d, representing a utilization rate of 90%, compared with 553,500 bbls/d in the first quarter, reflecting early completion of a planned turnaround at the Toledo Refinery. U.S. Refining revenues were $6.5 billion, slightly higher than $6.4 billion in the previous quarter. Adjusted market capture5 in U.S. Refining was 58%, compared with 62% in the first quarter, due primarily to a narrower heavy oil price differential.

3 Non-GAAP financial measure. Total operating margin is the total of Upstream operating margin plus Downstream operating margin. See Advisory.
4 Specified financial measure. See Advisory.
5 Adjusted market capture excludes the impact of inventory holding gains or losses. Contains a non-GAAP financial measure. See Advisory.

Financial

Cash from operating activities in the second quarter increased to approximately $2.4 billion from $1.3 billion in the first quarter. Adjusted funds flow was $1.5 billion, compared with $2.2 billion in the prior quarter, and excess free funds flow (EFFF) was a shortfall of $306 million, compared with a surplus of $373 million in the first quarter. Net earnings in the second quarter declined slightly to $851 million from $859 million in the previous quarter. Second-quarter financial results were impacted by lower benchmark oil prices, lower Upstream production and higher planned maintenance costs relative to the first quarter.

Long-term debt, including the current portion, was $7.2 billion as at June 30, 2025. Net debt was $4.9 billion as at June 30, 2025, slightly reduced from the previous quarter, as free funds flow of $355 million and a $923 million release of non-cash working capital more than offset returns to shareholders of $819 million, including the redemption of Cenovus’s Series 7 preferred shares on June 30, 2025 for $150 million. Subsequent to the quarter on July 15, the company repaid its 5.38% unsecured notes with a principal of US$133 million in full. The company continues to steward toward net debt of $4.0 billion and returning 100% of EFFF to shareholders over time, in accordance with its financial framework.

Growth projects

In the Oil Sands segment, Narrows Lake achieved first oil in mid-July and will continue ramping up through the remainder of the year. The optimization project at Foster Creek is approximately 87% complete and four new boilers that will add approximately 80,000 bbls/d of steam capacity were brought online in July. The project is expected to produce first oil in early 2026. At Sunrise, one well pad was started up early in the quarter and the drilling program remains on track to increase production and fully utilize the asset’s steam capacity.

Significant progress has been made on the West White Rose project. The CGS was towed out and installed on the seabed ahead of schedule during the second quarter and the project’s topsides were safely lifted and set in place atop the CGS in mid-July. Hookup and commissioning have commenced, and the project is approximately 92% complete. Drilling is expected to begin by the end of the year and the project remains on schedule to produce first oil in the second quarter of 2026.

2025 guidance update

Cenovus has revised its 2025 corporate guidance to reflect the company’s updated outlook for the remainder of the year. It is available on cenovus.com under Investors.

Changes to the company’s 2025 guidance include:

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•Total upstream production of 805,000 BOE/d to 825,000 BOE/d, a decrease of 10,000 BOE/d at the midpoint. This includes the impacts of the temporary shut in of the Rush Lake facilities.
•Canadian downstream throughput of 105,000 bbls/d to 110,000 bbls/d, an increase of 5,000 bbls/d at the midpoint, reflecting strong year-to-date performance.
•Reducing the range of Canadian Refining per-unit operating expenses, excluding turnaround costs, to $11.00/bbl to $12.00/bbl, as a result of higher throughput rates and lower expected costs.
•Downstream turnaround expenses of $420 million to $450 million have been reduced by $45 million at the midpoint, primarily due to early completion of the Toledo turnaround.

The company has also updated its commodity price assumptions and guidance range for cash taxes. Cenovus continues to execute its capital program and there has been no change to the expected capital investment range of $4.6 billion to $5.0 billion.

Sustainability
Cenovus’s 2024 Corporate Social Responsibility report, highlighting the company’s performance in safety, Indigenous reconciliation, and acceptance and belonging, was released today and is now available on the company’s website.

Dividend declarations and share purchases

The Board of Directors has declared a quarterly base dividend of $0.20 per common share, payable on September 29, 2025, to shareholders of record as of September 15, 2025.

In addition, the Board has declared a quarterly dividend on each of the Cumulative Redeemable First Preferred Shares – Series 1 and Series 2 – payable on October 1, 2025 to shareholders of record as of September 15, 2025, as follows:

Preferred shares dividend summary

Share series	Rate (%)	Amount ($/share)
Series 1	2.577	0.16106
Series 2	4.374	0.27562

All dividends paid on Cenovus’s common and preferred shares will be designated as “eligible dividends” for Canadian federal income tax purposes. Declaration of dividends is at the sole discretion of the Board and will continue to be evaluated on a quarterly basis.

In the second quarter, the company returned $819 million to shareholders, composed of $301 million from its purchase of 17.2 million shares through its normal course issuer bid, $368 million through common and preferred share dividends, and $150 million through the redemption of Cenovus’s Series 7 preferred shares. Subsequent to the quarter, the company purchased 6.6 million common shares through July 28, 2025 for $129 million.

2025 planned maintenance

The following table provides details on planned maintenance activities at Cenovus assets in 2025 and anticipated production or throughput impacts.

Potential quarterly production/throughput impact (Mbbls/d or MBOE/d)
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(MBOE/d or Mbbls/d)	Q3	Q4	Annualized impact
Upstream
Oil Sands	5 - 7	-	7 - 9
Offshore	2 - 4	-	1 - 2
Conventional	-	-	-
Downstream
Canadian Refining	-	-	-
U.S. Refining	-	10 - 15	12 - 14

Potential turnaround expenses

($ millions)	Q3	Q4	Annualized impact
Downstream
Canadian Refining	-	-	-
U.S. Refining	55 - 70	45 - 60	420 - 450

Conference call today

Cenovus will host a conference call today, July 31, 2025, starting at 9 a.m. MT (11 a.m. ET).

For analysts wanting to join the call, please register in advance.

To participate in the live conference call, you must complete the online registration form in advance of the conference call start time. Register ahead of time to receive a unique PIN to access the conference call via telephone. Once registered, participants can dial into the conference call from their telephone via the unique PIN or click on the "Call Me" option to receive an automated call directly on their telephone.

An audio webcast will also be available and archived for approximately 30 days.

Advisory

Basis of Presentation

Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS) Accounting Standards.

Barrels of Oil Equivalent

Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the
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energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Product types

Product type by operating segment	Three months ended June 30, 2025
Oil Sands
Bitumen (Mbbls/d)	552.1
Heavy crude oil (Mbbls/d)	25.0
Conventional natural gas (MMcf/d)	16.5
Total Oil Sands segment production (MBOE/d)	579.8
Conventional
Light crude oil (Mbbls/d)	4.5
Natural gas liquids (Mbbls/d)	20.4
Conventional natural gas (MMcf/d)	569.2
Total Conventional segment production (MBOE/d)	119.8
Offshore
Light crude oil (Mbbls/d)	12.5
Natural gas liquids (Mbbls/d)	9.5
Conventional natural gas (MMcf/d)	265.7
Total Offshore segment production (MBOE/d)	66.3
Total Upstream production (MBOE/d)	765.9

Forward‐looking Information

This news release contains certain forward‐looking statements and forward‐looking information (collectively referred to as “forward‐looking information”) within the meaning of applicable securities legislation about Cenovus’s current expectations, estimates and projections about the future of the company, based on certain assumptions made in light of the company’s experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward‐looking information are reasonable, there can be no assurance that such expectations will prove to be correct.
Forward‐looking information in this document is identified by words such as “anticipate”, “continue”, “deliver”, “expect”, “plan”, “steward”, and “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: Net Debt target; returning Excess Free Funds Flow to shareholders; growth plans and projects; maximizing value; production guidance; timing of startup of the Foster Creek optimization project; ramping up production at Narrows Lake; investigating the Rush Lake incident and developing a plan to restart production; the Sunrise drilling program; the hookup and commissioning of, and timing of drilling at the West White Rose project; executing the capital program; 2025 planned maintenance; and dividend payments.

Developing forward‐looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward‐looking information in this news release are based include, but are not limited to: the allocation of free funds flow; commodity prices, inflation and supply chain constraints; Cenovus’s ability to produce on an unconstrained basis; Cenovus’s ability to access sufficient insurance coverage to pursue development plans; Cenovus’s ability to deliver safe and reliable operations and demonstrate strong governance; and the assumptions inherent in Cenovus’s updated 2025 corporate guidance available on cenovus.com.
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The risk factors and uncertainties that could cause actual results to differ materially from the forward‐looking information in this news release include, but are not limited to: the accuracy of estimates regarding commodity production and operating expenses, inflation, taxes, royalties, capital costs and currency and interest rates; risks inherent in the operation of Cenovus’s business; and risks associated with climate change and Cenovus’s assumptions relating thereto and other risks identified under “Risk Management and Risk Factors” and “Advisory” in Cenovus’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2024.

Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward‐looking information. For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s MD&A for the periods ended December 31, 2024 and June 30, 2025 and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

Specified Financial Measures

This news release contains references to certain specified financial measures that do not have standardized meanings prescribed by IFRS Accounting Standards. Readers should not consider these measures in isolation or as a substitute for analysis of the company’s results as reported under IFRS Accounting Standards. These measures are defined differently by different companies and, therefore, might not be comparable to similar measures presented by other issuers. For information on the composition of these measures, as well as an explanation of how the company uses these measures, refer to the Specified Financial Measures Advisory located in Cenovus’s MD&A for the period ended June 30, 2025 (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and on Cenovus's website at cenovus.com) which is incorporated by reference into this news release.

Upstream Operating Margin and Downstream Operating Margin

Upstream Operating Margin and Downstream Operating Margin, and the individual components thereof, are included in Note 1 to the interim Consolidated Financial Statements.

Total Operating Margin

Total Operating Margin is the total of Upstream Operating Margin plus Downstream Operating Margin.

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	Upstream (6)			Downstream (6)			Total
($ millions)	Q2 2025	Q1 2025	Q2 2024	Q2 2025	Q1 2025	Q2 2024	Q2 2025	Q1 2025	Q2 2024
Revenues
Gross Sales	7,394	9,252	8,715	7,743	7,705	8,750	15,137	16,957	17,465
Less: Royalties	(621)	(906)	(859)	—	—	—	(621)	(906)	(859)
	6,773	8,346	7,856	7,743	7,705	8,750	14,516	16,051	16,606
Expenses
Purchased Product	1,111	1,167	815	6,878	7,082	7,796	7,989	8,249	8,611
Transportation and Blending	2,621	3,247	3,043	—	—	—	2,621	3,247	3,043
Operating	896	893	889	947	854	1,099	1,843	1,747	1,988
Realized (Gain) Loss on Risk Management	8	(9)	20	(11)	6	8	(3)	(3)	28
Operating Margin	2,137	3,048	3,089	(71)	(237)	(153)	2,066	2,811	2,936
6Found in Note 1 of the June 30, 2025, or the March 31, 2025, interim Consolidated Financial Statements. Revenues and purchased product for Q2 2024 Downstream operations were revised. See Note 21 of our June 30, 2025, interim Consolidated Financial Statements.

Adjusted Funds Flow, Free Funds Flow and Excess Free Funds Flow

The following table provides a reconciliation of cash from (used in) operating activities found in Cenovus’s interim Consolidated Financial Statements to Adjusted Funds Flow, Free Funds Flow and Excess Free Funds Flow. Adjusted Funds Flow per Share – Basic and Adjusted Funds Flow per Share – Diluted are calculated by dividing Adjusted Funds Flow by the respective basic or diluted weighted average number of common shares outstanding during the period and may be useful to evaluate a company’s ability to generate cash.

	Three Months Ended
($ millions)	June 30, 2025	March 31, 2025	June 30, 2024
Cash From (Used in) Operating Activities (7)	2,374	1,315	2,807
(Add) Deduct:
Settlement of Decommissioning Liabilities	(68)	(36)	(48)
Net Change in Non-Cash Working Capital	923	(861)	494
Adjusted Funds Flow	1,519	2,212	2,361
Capital Investment	1,164	1,229	1,155
Free Funds Flow	355	983	1,206
Add (Deduct):
Base Dividends Paid on Common Shares	(364)	(327)	(334)
Purchase of Common Shares under Employee Benefit Plan	(15)	(58)	—
Dividends Paid on Preferred Shares	(4)	(6)	(9)
Settlement of Decommissioning Liabilities	(68)	(36)	(48)
Principal Repayment of Leases	(94)	(83)	(75)
Acquisitions, Net of Cash Acquired	(129)	(100)	(5)
Proceeds From Divestitures	13	—	—
Excess Free Funds Flow	(306)	373	735
7 Found in the June 30, 2025, or the March 31, 2025, interim Consolidated Financial Statements.

Adjusted Market Capture

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Adjusted market capture contains a non-GAAP financial measure and is used in the company’s U.S. Refining segment to provide an indication of margin captured relative to what was available in the market based on widely-used benchmarks. Cenovus defines adjusted market capture as refining margin, net of holding gains and losses, divided by the weighted average 3-2-1 market benchmark crack, net of RINs, expressed as a percentage. The weighted average crack spread, net of RINs, is calculated on Cenovus’s operable capacity-weighted average of the Chicago and Group 3 3-2-1 benchmark market crack spreads, net of RINs.

The company previously disclosed market capture which did not exclude the effect of inventory holding gains or losses. Cenovus replaced market capture with adjusted market capture to exclude the impact of inventory holding gains or losses. The company believes this metric provides more comparability and accuracy when measuring the cash generating performance of our downstream operations. Comparative periods were revised to conform with our current presentation.

($ millions)	Three months ended June 30, 2025	Three months ended March 31, 2025
Revenues (8)	6,455	6,423
Purchased Product (8)	5,838	6,006
Gross Margin	617	417
Inventory Holding (Gain) Loss	62	23
Adjusted Gross Margin	679	440
Total Processed Inputs (Mbbls/d)	594.2	581.0
Adjusted Gross Margin ($/bbl)	12.57	8.41
Operable Capacity (Mbbls/d)	612.3	612.3
Operable Capacity by Regional Benchmark (percent)
Chicago 3-2-1 Crack Spread Weighting	81	81
Group 3 3-2-1 Crack Spread Weighting	19	19
Benchmark Prices and Exchange Rate
Chicago 3-2-1 Crack Spread (US$/bbl)	21.64	13.68
Group 3 3-2-1 Crack Spread (US$/bbl)	23.07	16.48
RINs (US$/bbl)	6.12	4.76
US$ per C$1 - Average	0.723	0.697
Weighted Average Crack Spread, Net of RINs ($/bbl)	21.86	13.58
Adjusted Market Capture (percent)	58	62
8 Found in Note 1 of the June 30, 2025, or the March 31, 2025, interim Consolidated Financial Statements.

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is committed to maximizing value by developing its assets in a safe, responsible and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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Cenovus contacts
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Investors
Investor Relations general line
403-766-7711

Media
Media Relations general line
403-766-7751
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